UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.  )*

FLAGSTAR BANCORP, INC.
(Name of Issuer)
Mandatorily Convertible Non-Cumulative Perpetual Preferred Stock, Series D, par value $0.01 per share
(Title of Class of Securities)
337930606
(CUSIP Number)
Robert H. Weiss
General Counsel
MP (Thrift) Global Advisers III LLC
520 Madison Avenue, 35th Floor
New York, New York 10022
(212) 651-9525

Copy to:

George Sampas, Esq.
Sullivan & Cromwell LLP
125 Broad Street
New York, New York 10004
(212) 558-4945
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
November 2, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	337930606

1	NAMES OF REPORTING PERSONS MP Thrift Investments L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		356,003,524*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

356,003,524*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

356,003,524*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

64.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
* The Investor beneficially owns, and is the record holder of, 8,884,637 shares of Mandatorily Convertible Non-Cumulative Perpetual Preferred Stock, Series D, (the “Convertible Preferred Stock”). The Convertible Preferred Stock represents 32.13% of the total voting power of the voting stock of the Issuer and is entitled to vote on an as-converted basis, together with holders of the Issuer’s Common Stock, on all matters upon which the holders of Common Stock are entitled to vote, except on the amendment to increase the number of authorized shares of the Issuer’s Common Stock. Holders of the Convertible Preferred Stock will have certain additional voting rights in the case of certain dividend arrearages and other corporate actions affecting the Convertible Preferred Stock. The Convertible Preferred Stock is automatically convertible into Common Stock upon receipt of shareholder approval to increase the number of authorized shares of the Issuer’s Common Stock. On an as-converted basis, the Convertible Preferred Stock would represent 177,692,740 shares of Common Stock, or 32.13% of the outstanding Common Stock. However, the Investor is not entitled to convert the Convertible Preferred Stock into Common Stock unless and until there is shareholder approval.

CUSIP No.	337930606

1	NAMES OF REPORTING PERSONS MPGOP III Thrift AV-I L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		356,003,524*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

356,003,524*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

356,003,524*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

64.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* The Investor beneficially owns, and is the record holder of, 8,884,637 shares of Mandatorily Convertible Non-Cumulative Perpetual Preferred Stock, Series D, (the “Convertible Preferred Stock”). The Convertible Preferred Stock represents 32.13% of the total voting power of the voting stock of the Issuer and is entitled to vote on an as-converted basis, together with holders of the Issuer’s Common Stock, on all matters upon which the holders of Common Stock are entitled to vote, except on the amendment to increase the number of authorized shares of the Issuer’s Common Stock. Holders of the Convertible Preferred Stock will have certain additional voting rights in the case of certain dividend arrearages and other corporate actions affecting the Convertible Preferred Stock. The Convertible Preferred Stock is automatically convertible into Common Stock upon receipt of shareholder approval to increase the number of authorized shares of the Issuer’s Common Stock. On an as-converted basis, the Convertible Preferred Stock would represent 177,692,740 shares of Common Stock, or 32.13% of the outstanding Common Stock. However, the Investor is not entitled to convert the Convertible Preferred Stock into Common Stock unless and until there is shareholder approval.

CUSIP No.	337930606

1	NAMES OF REPORTING PERSONS MPGOP (Cayman) III Thrift AV-I L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		356,003,524*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

356,003,524*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

356,003,524*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

64.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN
* The Investor beneficially owns, and is the record holder of, 8,884,637 shares of Mandatorily Convertible Non-Cumulative Perpetual Preferred Stock, Series D, (the “Convertible Preferred Stock”). The Convertible Preferred Stock represents 32.13% of the total voting power of the voting stock of the Issuer and is entitled to vote on an as-converted basis, together with holders of the Issuer’s Common Stock, on all matters upon which the holders of Common Stock are entitled to vote, except on the amendment to increase the number of authorized shares of the Issuer’s Common Stock. Holders of the Convertible Preferred Stock will have certain additional voting rights in the case of certain dividend arrearages and other corporate actions affecting the Convertible Preferred Stock. The Convertible Preferred Stock is automatically convertible into Common Stock upon receipt of shareholder approval to increase the number of authorized shares of the Issuer’s Common Stock. On an as-converted basis, the Convertible Preferred Stock would represent 177,692,740 shares of Common Stock, or 32.13% of the outstanding Common Stock. However, the Investor is not entitled to convert the Convertible Preferred Stock into Common Stock unless and until there is shareholder approval.

CUSIP No.	337930606

1	NAMES OF REPORTING PERSONS MP (Thrift) Global Partners III LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		356,003,524*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

356,003,524*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

356,003,524*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

64.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
* The Investor beneficially owns, and is the record holder of, 8,884,637 shares of Mandatorily Convertible Non-Cumulative Perpetual Preferred Stock, Series D, (the “Convertible Preferred Stock”). The Convertible Preferred Stock represents 32.13% of the total voting power of the voting stock of the Issuer and is entitled to vote on an as-converted basis, together with holders of the Issuer’s Common Stock, on all matters upon which the holders of Common Stock are entitled to vote, except on the amendment to increase the number of authorized shares of the Issuer’s Common Stock. Holders of the Convertible Preferred Stock will have certain additional voting rights in the case of certain dividend arrearages and other corporate actions affecting the Convertible Preferred Stock. The Convertible Preferred Stock is automatically convertible into Common Stock upon receipt of shareholder approval to increase the number of authorized shares of the Issuer’s Common Stock. On an as-converted basis, the Convertible Preferred Stock would represent 177,692,740 shares of Common Stock, or 32.13% of the outstanding Common Stock. However, the Investor is not entitled to convert the Convertible Preferred Stock into Common Stock unless and until there is shareholder approval.

CUSIP No.	337930606

1	NAMES OF REPORTING PERSONS MP (Thrift) Asset Management LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		356,003,524*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

356,003,524*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

356,003,524*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

64.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
* The Investor beneficially owns, and is the record holder of, 8,884,637 shares of Mandatorily Convertible Non-Cumulative Perpetual Preferred Stock, Series D, (the “Convertible Preferred Stock”). The Convertible Preferred Stock represents 32.13% of the total voting power of the voting stock of the Issuer and is entitled to vote on an as-converted basis, together with holders of the Issuer’s Common Stock, on all matters upon which the holders of Common Stock are entitled to vote, except on the amendment to increase the number of authorized shares of the Issuer’s Common Stock. Holders of the Convertible Preferred Stock will have certain additional voting rights in the case of certain dividend arrearages and other corporate actions affecting the Convertible Preferred Stock. The Convertible Preferred Stock is automatically convertible into Common Stock upon receipt of shareholder approval to increase the number of authorized shares of the Issuer’s Common Stock. On an as-converted basis, the Convertible Preferred Stock would represent 177,692,740 shares of Common Stock, or 32.13% of the outstanding Common Stock. However, the Investor is not entitled to convert the Convertible Preferred Stock into Common Stock unless and until there is shareholder approval.

CUSIP No.	337930606

1	NAMES OF REPORTING PERSONS MP (Thrift) LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		356,003,524*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

356,003,524*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

356,003,524*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

64.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

HC
* The Investor beneficially owns, and is the record holder of, 8,884,637 shares of Mandatorily Convertible Non-Cumulative Perpetual Preferred Stock, Series D, (the “Convertible Preferred Stock”). The Convertible Preferred Stock represents 32.13% of the total voting power of the voting stock of the Issuer and is entitled to vote on an as-converted basis, together with holders of the Issuer’s Common Stock, on all matters upon which the holders of Common Stock are entitled to vote, except on the amendment to increase the number of authorized shares of the Issuer’s Common Stock. Holders of the Convertible Preferred Stock will have certain additional voting rights in the case of certain dividend arrearages and other corporate actions affecting the Convertible Preferred Stock. The Convertible Preferred Stock is automatically convertible into Common Stock upon receipt of shareholder approval to increase the number of authorized shares of the Issuer’s Common Stock. On an as-converted basis, the Convertible Preferred Stock would represent 177,692,740 shares of Common Stock, or 32.13% of the outstanding Common Stock. However, the Investor is not entitled to convert the Convertible Preferred Stock into Common Stock unless and until there is shareholder approval.

CUSIP No.	337930606

1	NAMES OF REPORTING PERSONS David J. Matlin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		356,003,524*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

356,003,524*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

356,003,524*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

64.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* The Investor beneficially owns, and is the record holder of, 8,884,637 shares of Mandatorily Convertible Non-Cumulative Perpetual Preferred Stock, Series D, (the “Convertible Preferred Stock”). The Convertible Preferred Stock represents 32.13% of the total voting power of the voting stock of the Issuer and is entitled to vote on an as-converted basis, together with holders of the Issuer’s Common Stock, on all matters upon which the holders of Common Stock are entitled to vote, except on the amendment to increase the number of authorized shares of the Issuer’s Common Stock. Holders of the Convertible Preferred Stock will have certain additional voting rights in the case of certain dividend arrearages and other corporate actions affecting the Convertible Preferred Stock. The Convertible Preferred Stock is automatically convertible into Common Stock upon receipt of shareholder approval to increase the number of authorized shares of the Issuer’s Common Stock. On an as-converted basis, the Convertible Preferred Stock would represent 177,692,740 shares of Common Stock, or 32.13% of the outstanding Common Stock. However, the Investor is not entitled to convert the Convertible Preferred Stock into Common Stock unless and until there is shareholder approval.

CUSIP No.	337930606

1	NAMES OF REPORTING PERSONS Mark R. Patterson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		356,003,524*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

356,003,524*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

356,003,524*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

64.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
* The Investor beneficially owns, and is the record holder of, 8,884,637 shares of Mandatorily Convertible Non-Cumulative Perpetual Preferred Stock, Series D, (the “Convertible Preferred Stock”). The Convertible Preferred Stock represents 32.13% of the total voting power of the voting stock of the Issuer and is entitled to vote on an as-converted basis, together with holders of the Issuer’s Common Stock, on all matters upon which the holders of Common Stock are entitled to vote, except on the amendment to increase the number of authorized shares of the Issuer’s Common Stock. Holders of the Convertible Preferred Stock will have certain additional voting rights in the case of certain dividend arrearages and other corporate actions affecting the Convertible Preferred Stock. The Convertible Preferred Stock is automatically convertible into Common Stock upon receipt of shareholder approval to increase the number of authorized shares of the Issuer’s Common Stock. On an as-converted basis, the Convertible Preferred Stock would represent 177,692,740 shares of Common Stock, or 32.13% of the outstanding Common Stock. However, the Investor is not entitled to convert the Convertible Preferred Stock into Common Stock unless and until there is shareholder approval.

CUSIP No.	337930606

1	NAMES OF REPORTING PERSONS MP (Thrift) Global Advisers III LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☑
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		356,003,524*

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

356,003,524*

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

356,003,524*

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

64.4%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
* The Investor beneficially owns, and is the record holder of, 8,884,637 shares of Mandatorily Convertible Non-Cumulative Perpetual Preferred Stock, Series D, (the “Convertible Preferred Stock”). The Convertible Preferred Stock represents 32.13% of the total voting power of the voting stock of the Issuer and is entitled to vote on an as-converted basis, together with holders of the Issuer’s Common Stock, on all matters upon which the holders of Common Stock are entitled to vote, except on the amendment to increase the number of authorized shares of the Issuer’s Common Stock. Holders of the Convertible Preferred Stock will have certain additional voting rights in the case of certain dividend arrearages and other corporate actions affecting the Convertible Preferred Stock. The Convertible Preferred Stock is automatically convertible into Common Stock upon receipt of shareholder approval to increase the number of authorized shares of the Issuer’s Common Stock. On an as-converted basis, the Convertible Preferred Stock would represent 177,692,740 shares of Common Stock, or 32.13% of the outstanding Common Stock. However, the Investor is not entitled to convert the Convertible Preferred Stock into Common Stock unless and until there is shareholder approval.

Item 1. Security and Issuer
This statement on Schedule 13D (this “Schedule 13D”) relates to the shares of mandatorily convertible non-cumulative perpetual preferred stock, Series D of Flagstar Bancorp, Inc. (the “Issuer”), par value $0.01 per share and $20 liquidation preference per share (the “Convertible Preferred Stock”), which are convertible into the Issuer’s common stock, par value $0.01 per share (“Common Stock”). The class of equity securities to which this Statement on Schedule 13D relates is the Common Stock. The principal executive office of the Issuer is 5151 Corporate Drive, Troy, Michigan, 48098.
Item 2. Identity and Background
This Schedule 13D is jointly filed on behalf of (i) MP Thrift Investments L.P. (“MP Thrift”), a Delaware limited partnership, (ii) MPGOP III Thrift AV-I L.P. (“MPGOP”), a Delaware limited partnership, by virtue of its 77.05% interest in MP Thrift, (iii) MPGOP (Cayman) III Thrift AV-I L.P. (“MPGOP Cayman” and together with MPGOP, the “Thrift Fund”), a Cayman Islands exempted limited partnership, by virtue of its 22.95% interest in MP Thrift, (iv) MP (Thrift) Global Partners III LLC (“MP LLC”), a Delaware limited liability company, as the General Partner of MP Thrift, (v) MP (Thrift) Asset Management LLC (“MPAM”), a Delaware limited liability company, as the managing member of MP LLC, (vi) MP (Thrift) LLC (“MPT”), a Delaware limited liability company, as the managing member of MPAM, (vii) David J. Matlin and Mark R. Patterson, each as a 50% managing member of MPT, and (viii) MP (Thrift) Global Advisers III LLC (“Matlin Advisers”), a Delaware limited liability company, by virtue of its investment authority over securities held by the Thrift Fund (collectively, the “Reporting Persons”) with the Securities Exchange Commission (the “SEC”). The Reporting Persons are filing jointly, and the agreement among the Reporting Persons to file jointly is attached hereto as Exhibit II and incorporated herein by reference.
The address of the principal office of all Reporting Persons is c/o MatlinPatterson Global Advisers LLC, 520 Madison Avenue, 35th Floor, New York, New York 10022.
(i) MP Thrift is a limited partnership organized under the laws of Delaware. MP Thrift was formed for the purposes of acquiring both the Preferred Stock of Flagstar Bancorp, Inc. and indirect control of Flagstar Bank, FSB (the “Thrift”), a federally chartered stock savings bank and wholly owned subsidiary of Flagstar Bancorp, Inc.
(ii), (iii) MPGOP is a Delaware limited partnership and MPGOP (Cayman) is a Cayman Islands exempted limited partnership. Each of MPGOP and MPGOP Cayman was formed for the sole purpose of holding an interest in MP Thrift. MPGOP has a 77.0497% interest in MP Thrift and MPGOP Cayman has a 22.9503% interest in MP Thrift.
(iv) MP LLC is a limited liability company organized under the laws of Delaware. The principal business of MP LLC is to serve as general partner of each of MPGOP, MPGOP Cayman, MP Thrift, MPGOPS and MPGOI.
(v) MPAM is a limited liability company organized under the laws of Delaware. MPAM is the managing member of MP LLC.
(vi) MPT is a limited liability company organized under the laws of Delaware. MPT is the managing member of MPAM.
(vii) David J. Matlin and Mark R. Patterson are each a 50% managing member of MPT. David J. Matlin’s principal occupation is acting as Chief Executive Officer of Matlin Advisers and Mark R. Patterson’s principal occupation is acting as Chairman of Matlin Advisers. David J. Matlin and Mark R. Patterson are both citizens of the United States of America.
(viii) Matlin Advisers is a limited liability company organized under the laws of Delaware. The principal business of Matlin Advisers is to serve as investment adviser to the Thrift Fund.
In the past five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
On November 2, 2010, MP Thrift purchased 8,884,637 shares of Convertible Preferred Stock from the Issuer pursuant to a registered public offering of Common Stock and Convertible Preferred Stock. The funding for this transaction came from investors who were investors in existing funds managed by an affiliate of Matlin Advisers.

Item 4. Purpose of Transaction
On November 2, 2010, MP Thrift purchased 8,884,637 shares of Convertible Preferred Stock and 72,307,784 shares of Common Stock from the Issuer pursuant to a registered public offering of Common Stock and Convertible Preferred Stock for the purpose of making an investment in the Issuer.
Item 5. Interests in Securities of the Issuer
On November 2, 2010, MP Thrift purchased 8,884,637 shares of Convertible Preferred Stock at a per share price of $20.00 (the “Convertible Preferred Purchase”) and, on the same date, MP Thrift purchased 72,307,784 shares of Common Stock at a per share price of $1.00 (the “Common Stock Purchase”). The Convertible Preferred Purchase was consummated pursuant to a registered public offering of 13,500,000 shares of Convertible Preferred Stock. The Common Stock Purchase was consummated pursuant to a registered public offering of 110,000,000 shares of Common Stock. After the consummation of the Convertible Preferred Purchase, MP Thrift was the direct owner of 8,884,637 shares of Convertible Preferred Stock, and the Reporting Persons beneficially owned 65.81% of the Convertible Preferred Stock then outstanding. After the consummation of the Common Stock Purchase and Convertible Preferred Purchase, MP Thrift was the direct owner of 356,003,524 shares of Common Stock, and the Reporting Persons beneficially owned 64.4% of the Common Stock then outstanding (on an as-converted basis).
Other than the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of the Issuer referred to in this Item 5.
Item 6. Contracts, Arrangements or Understandings with Respect to Securities of the Issuer
On December 17, 2008, MP Thrift entered into an agreement, a copy of which is incorporated as Exhibit I to this Schedule 13D (the “Investment Agreement”), with the Issuer, pursuant to which MP Thrift made investments in the Issuer in exchange for the Purchase Price. Customary representations and warranties were made by the Issuer to MP Thrift relating to the Issuer, its business and the issuance of the Shares.
Pursuant to the terms of the Investment Agreement, the Issuer has caused three board members designated by MP Thrift to be elected and appointed to its board of directors as of January 30, 2009. The Issuer has granted MP Thrift certain registration rights, including demand, piggyback and “shelf” registration rights with respect to the Shares purchased by MP Thrift under the Investment Agreement.
The foregoing references to and description of the Investment Agreement and the transactions contemplated thereby do not purport to be complete and are subject to, and are qualified in their entirety by reference to, the full text of the Investment Agreement, which is incorporated by reference to this Item 6.
Item 7. Material to be Filed as Exhibits

Exhibit I	Executed Investment Agreement, between Flagstar Bancorp, Inc. and MP Thrift Investments L.P., dated as of December 17, 2008 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on December 19, 2008).

Exhibit II	Joint Filing Agreement, by and among the Reporting Persons, dated November 3, 2010.

Exhibit III	Power of Attorney for David J. Matlin and Mark P. Patterson for certain filings under the Securities Exchange Act of 1934, dated July 15, 2008 (incorporated by reference to Exhibit V to the Schedule 13D filed on February 4, 2009).

Exhibit IV	Prospectus Supplement filed by Flagstar Bancorp, Inc. pursuant to Rule 424(b)(5) (incorporated by reference to the Rule 424(b)(5) filing by the Issuer on November 1, 2010).

Exhibit V	Prospectus Supplement filed by Flagstar Bancorp, Inc. pursuant to Rule 424(b)(5) (incorporated by reference to the Rule 424(b)(5) filing by the Issuer on November 1, 2010).

SIGNATURES
          After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: November 3, 2010

MP Thrift Investments L.P.
By:	MP (Thrift) Global Partners III LLC General Partner

By:	/s/ Robert H. Weiss
	Name:	Robert H. Weiss
	Title:	General Counsel

MPGOP III Thrift AV-I L.P.
By:	MP (Thrift) Global Partners III LLC General Partner

By:	/s/ Robert H. Weiss
	Name:	Robert H. Weiss
	Title:	General Counsel

MPGOP (Cayman) III Thrift AV-I L.P.
By:	MP (Thrift) Global Partners III LLC General Partner

By:	/s/ Robert H. Weiss
	Name:	Robert H. Weiss
	Title:	General Counsel

MP (Thrift) Global Partners III LLC
By:	/s/ Robert H. Weiss
	Name:	Robert H. Weiss
	Title:	General Counsel

MP (Thrift) Asset Management LLC
By:	/s/ Robert H. Weiss
	Name:	Robert H. Weiss
	Title:	General Counsel

MP (Thrift) LLC
By:	/s/ Robert H. Weiss
	Name:	Robert H. Weiss
	Title:	General Counsel

David J. Matlin
By:	/s/ Robert H. Weiss
	Name:	Robert H. Weiss
	Title:	Attorney-in-Fact

Mark R. Patterson
By:	/s/ Robert H. Weiss
	Name:	Robert H. Weiss
	Title:	Attorney-in-Fact

MP (Thrift) Global Advisers III LLC
By:	/s/ Robert H. Weiss
	Name:	Robert H. Weiss
	Title:	General Counsel

EXHIBIT INDEX

Exhibit	Title

Exhibit I	Executed Investment Agreement, between Flagstar Bancorp, Inc. and MP Thrift Investments L.P., dated as of December 17, 2008 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer on December 19, 2008).

Exhibit II	Joint Filing Agreement, by and among the Reporting Persons, dated November 3, 2010.

Exhibit III	Power of Attorney for David J. Matlin and Mark P. Patterson for certain filings under the Securities Exchange Act of 1934, dated July 15, 2008 (incorporated by reference to Exhibit V to the Schedule 13D filed on February 4, 2009).

Exhibit IV	Prospect Supplement filed by Flagstar Bancorp, Inc. pursuant to Rule 424(b)(5) (incorporated by reference to the Rule 424(b)(5) filing by the Issuer on November 1, 2010).

Exhibit V	Prospect Supplement filed by Flagstar Bancorp, Inc. pursuant to Rule 424(b)(5) (incorporated by reference to the Rule 424(b)(5) filing by the Issuer on November 1, 2010).